Lundin Mining Corporation Suite 2101 885 West Georgia Street Vancouver, BC V6C 3E8 Canada Tel. +1- 604- 681-1337 Fax +1- 604- 681-1339	Lundin Mining AB Hovslagargatan 5 111 48 Stockholm Sweden Tel. +46-8-550 560 00 Fax +46-8-550 560 01 www.lundinmining.com

NEWS RELEASE

LUNDIN MINING ANNUAL GENERAL MEETING

Vancouver, May 28, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") would like to cordially invite all to attend the Company’s Annual General Meeting of Shareholders to be held on June 5, 2008 in Toronto. Mr. Phil Wright, President and CEO, will present a corporate update on the Company. We hope you can join us!

Lundin Mining Corporation
Annual General Meeting
June 5, 2008 11:00 a.m.
Fairmont Royal York Hotel
Upper Canada Room – 18th Floor
Toronto, ON

Refreshments will be served.

Kindly RSVP to Sophia Shane at sophias@namdo.com or Ph. 604-689-7842.

About Lundin Mining

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company currently has six mines in operation producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and the Ozernoe zinc project in Russia as well as major expansion programs at its Neves-Corvo and Zinkgruvan mines. The Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-706-07 92 63
Sophia Shane, Investor Relations North America: +1-604-689-7842